UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: January 29, 2010

For immediate release
January 29, 2010
Company name:	Makita Corporation

Representative:	Masahiko Goto, President, Representative Director & CEO

Stock ticker code:	6586
Revision of Forecasts for Performance
     Makita Corporation announces the following revisions in its forecasts for consolidated performance (released on October 27, 2009) and non-consolidated performance (released on July 31, 2009) as follows.
1. Revised Forecast for Consolidated Performance for the fiscal year ending March 31, 2010

	Japanese yen in millions				Japanese yen

					Earning per
					share (Basic)
					net income
					attributable to
				Net income	Makita
				attributable	Corporation
		Operating	Income before	to Makita	common
	Net sales	income	income taxes	Corporation	shareholders

Outlook announced previously (A)	230,000	26,000	28,000	16,700	121.22
Revised forecast (B)	242,000	30,000	33,000	21,000	152.44
Change (B-A)	12,000	4,000	5,000	4,300	—
Percentage revision	5.2%	15.4%	17.9%	25.7%	—

Actual results for the previous fiscal year ended March 31, 2009	294,034	50,075	44,443	33,286	236.88

2. Revised Forecast for Non-Consolidated Performance for the fiscal year ending March 31, 2010

	Japanese yen in millions				Japanese yen

		Operating	Ordinary		Net income
	Net sales	income	Profit	Net income	per share

Outlook announced previously (A)	75,000	(5,000)	1,700	2,000	14.52
Revised forecast (B)	79,600	(1,200)	6,500	4,500	32.67
Change (B-A)	4,600	3,800	4,800	2,500	—
Percentage revision	6.1%	—	282.4%	125.0%	—

Actual results for the previous fiscal year ended March 31, 2009	113,976	7,482	17,731	13,629	96.99

3. Reasons for Revision of Forecast
(1) Consolidated financial forecast
     The European market, which accounts for more than 40% of the consolidated net sales, has shown signs of modest recovery. During the second half of this fiscal year, the demand in the North America market has risen gradually compared with our previously forecast. Accordingly, it is expected that net sales exceeding the forecast will be recorded.
     Since the operating rates of our production sites have increased in line with the recovery of demand, resulting in the decreasing cost of sales ratio, it is expected that profits will also improve. Accordingly, the forecasts of consolidated performance for the fiscal year ending March 2010 announced on October 27, 2009 are revised as shown above.
     The above forecast is based on the assumption of exchange rates of 90 yen to the U.S. dollar and 130 yen to the euro for the fourth quarter of the fiscal year.

1
English Translation of press release originally issued in Japanese

(2) Non-consolidated financial forecast
     The global demand for power tools, which has remained weak due to the world recession that began two years ago, shows signs of gradual recovery mainly in overseas markets.
     Since the operating rates of our production sites have increased and the ratio of cost of sales has improved, profits of the Company are expected to improve. Accordingly, the forecasts of non-consolidated performance for the fiscal year ending March 2010 announced on July 31, 2009 are revised as shown.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates.
The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.
Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

2
English Translation of press release originally issued in Japanese